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                           October 3, 2023

       Fabien Haubert
       Chief Executive Officer
       Senstar Technologies Corporation
       119 John Cavanaugh Drive
       Ottawa, ON
       Canada K0A 1L0

                                                        Re: Senstar
Technologies Corporation
                                                            Registration
Statement on Form F-4
                                                            Filed September 27,
2023
                                                            File No. 333-274706

       Dear Fabien Haubert:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Tuvia J. Geffen